Issuer Free Writing Prospectus dated June 12, 2023

Filed Pursuant to Rule 433

Registration Nos. 333-255424 and 333-271262

Secured Financing Boosts Future Prospects In Sarasota

At a time when much of the investing world is wondering if regional banks have an appetite for lending to real estate developers, I’m pleased to report the latest development for Belpointe PREP, LLC (“Belpointe OZ” or the “Company”) (NYSE American: OZ). On June 7, Belpointe OZ, the first publicly traded qualified opportunity fund, announced the successful closing of a $130 million construction loan from Bank OZK, for the Company’s 1991 Main Street development project in Sarasota, Florida—a two building development dubbed “Aster & Links”—marking a second major milestone for the development.

Aster & Links will feature two high-rise buildings, with 7 stories in the front and 10 stories in the rear, and is currently expected to consist of 424 apartment homes that will range from one-bedroom, two-bedroom, and three-bedroom apartments to four-bedroom townhome-style penthouses, catering to a variety of modern lifestyle preferences. The complex will include over 900 parking spaces and ground floor retail space, anchored by the recently announced 23,000 square-foot lease with Sprouts Farmers Market, one of the largest and fastest-growing specialty retailers of fresh, natural and organic food in the United States.

As of early June 2023, Aster & Links was approximately 35% complete with the Company’s management team currently anticipating the first units to begin leasing in the spring of 2024. Belpointe OZ also currently has several other properties in various phases of conception of project, remodel and ground up construction throughout the north and southeastern United States and is actively seeking new investment opportunities. The Bank OZK construction loan announcement is one of many exciting developments to come for Belpointe OZ, and the Company looks forward to continuing to drive growth and value for its investors in the years ahead.

Click on the link below to take you to the website to review Belpointe OZ’s properties in the various phases of conception of project, remodel, ground up construction and acquisition.

https://investors.belpointeoz.com/select-oz-development-sites/

Source: Belpointe PREP, LLC, rendering of Aster & Links, 1991 Main Street, Sarasota, Florida (as of June 2023).

In more good news to report, Belpointe OZ has begun construction on its Class A development project in St. Petersburg, Florida.

902-1020 First Avenue North, St. Petersburg, Florida (“1000 First”) will feature a 15-story high-rise building, comprising two 11-story residential towers above a 4-story parking garage, and is currently expected to consist of approximately 269 apartment homes comprised of studio, one-bedroom, two-bedroom and three-bedroom units, with approximately 15,500 square feet of retail space located on the first level and amenities such as a clubroom, fitness center, courtyard with swimming pool, shared working space and leasing office.

1000 First is located in the downtown district of St. Petersburg, one mile west of Tampa Bay and the downtown waterfront district, has a Walk Score® ranking of 95 out of 100 as of this writing, and features direct access to downtown amenities such as public parking, restaurants, museums and cultural sites.

St. Petersburg placed 44th on Niche’s 2023 Best Cities to Live in America list, earning an Overall Niche Grade of A. St. Petersburg is the 5th largest city in Florida and the 87th largest city in the United States. Downtown St. Petersburg has experienced increased demand in recent years because of its proximity to the water, sporting events, shopping, bars and restaurants in the neighborhood.

The Tampa-St. Petersburg-Clearwater metropolitan statistical area is home to more than 20 corporate headquarters, seven of which are Fortune 1000 companies. The St. Petersburg area also includes a branch of St. Petersburg College and the University of South Florida St. Petersburg and is home to two professional sports teams, the Tampa Bay Rays (Major League Baseball) and the Tampa Bay Rowdies (United Soccer League Championship).

One additional item I want to highlight this week is a key deadline that is fast approaching to shelter year-end 2022 capital gains. Those investors that have filed a tax extension or may be considering an amendment and who are sitting on capital gains that were realized at the end of 2022 can still take full advantage of deferring payment of federal, and in most cases state, taxes on those capital gains by purchasing Class A units in Belpointe OZ (NYSE American: OZ), by leveraging the 180-day look-back window that allows capital gains realized in December 2022 to be offset and not recognized until December 31, 2026.

In the meantime, the potential growth and income from those invested capital gains can be compounded free of taxation as long as the investor holds their interest in Belpointe OZ for at least 10 years, through December 31, 2047. Another key point: there is no limit on how much in realized capital gains one can reinvest into a QOF.

Other current events propelling Belpointe OZ to the 2023 midpoint include its May 17th announcement of the commencement of an offering to raise up to $750 million in capital. This latest offering affords broker-dealers the opportunity to participate in the selling group, and Belpointe OZ has retained Emerson Equity LLC as dealer manager for the offering. Interested broker-dealers may contact Cody Laidlaw at IR@BelpointeOZ.com or call 203-883-1944 for further information.

Advisors and investors alike should also be aware that Belpointe OZ recently announced its unaudited quarterly net asset value (“NAV”) as of March 31, 2023 of $351.7 million or $99.82 per Class A unit. Class A units of OZ, as of June 9th are trading at around $89, an 11% discount to NAV.

Belpointe OZ is the only publicly traded qualified opportunity fund (“QOF”) that is building and acquiring full-featured Class A apartment complexes in cities that, according to our research, are continuing to grow, like Sarasota, Florida, and Nashville, Tennessee.

QOFs, like Belpointe OZ, offer investors looking to shelter capital gains a viable opportunity. As part of the program structure, any taxable gain invested in a QOF is not recognized (on the federal level and in many states) until December 31, 2026 (due with the filing of the 2026 return in 2027), or until the interest in the QOF is sold or exchanged, whichever occurs first. The potential to compound growth and income thereafter within QOFs expires December 31, 2047.

Moreover, in my opinion Belpointe OZ represents an attractive alternative to Internal Revenue Code Section 1031 like-kind exchanges. Investors that have sold real estate within the past 180 days and that may be under pressure to comply with Section 1031 regulations in order to complete a tax-free exchange, may want to avoid the inconvenience of having to identify a replacement property (and one or more alternative replacement properties, just in case a replacement property falls through) within 45 days of selling the original property, escrowing the sale proceeds with a 1031 qualified intermediary, and closing on a replacement property within 180 days of the sale of the original property. Instead, investors may want to consider investing capital gains from the sale of the original property into a QOF, like Belpointe OZ.

Further, in its effort to disrupt the U.S. real estate industry, Belpointe OZ is charging among the lowest fees in the market, including:

● No investors servicing fees;

● No disposition fees;

● 0.75% annual management fee; and

● 5% carried interest.

Have questions? You can contact me, Cody Laidlaw, at (203) 883-1944. I can answer as many of your questions as possible and direct you to resources that will provide you with information about the nuts and bolts of QOFs and opportunity zone investing, so you can start planning today.

Cody H. Laidlaw

Editor-in-Chief

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

Disclosure: Cody H. Laidlaw is the Chief Business Development Officer and Head of Investor Relations. Cody is also an investment advisor representative with Seaside Advisory Services, Inc. (d/b/a Seaside Financial & Insurance Services), a SEC registered investment adviser offering advisory accounts and services, and holds a long position in Belpointe PREP, LLC’s Class A units.

Important Information and Qualifications

The information in this communication is for illustrative, educational and informational purposes only and is subject to change. Nothing in this communication is or should be construed as an offer to sell or the solicitation of an offer to buy any securities. Offers may only be made by means of a prospectus.

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Prior to making an investment decision, you should read Belpointe OZ’s prospectus and the other documents that it has filed with the SEC in their entirety, and carefully consider its investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in the offering. Copies of these documents can be obtained free of charge from www.sec.gov or www.investors.belpointeoz.com or from any broker-dealer participating in the offering.

The information in this communication should not be relied upon as investment or tax advice. You should consult with your own investment and tax advisers concerning the federal, state and local income tax consequences of purchasing, owning or disposing of securities in the offering, and of Belpointe OZ’s election to qualify as a partnership and qualified opportunity fund for federal income tax purposes. There is no guarantee that Belpointe OZ will continue to qualify as a partnership or qualified opportunity fund.

Past performance is not an indicator or a guarantee of future performance. An investment in the offering to which this communication relates involves a high degree of risk, including a complete loss of your investment, and may not be suitable for all investors. The price of Belpointe OZ’s securities will fluctuate in market value and may trade above or below net asset value. Brokerage commissions and expenses will reduce returns.

The offering to which this communication relates is being made on a best-efforts basis on behalf of Belpointe OZ through Emerson Equity, LLC, Member FINRA, SIPC, as managing broker-dealer.

©2023 Belpointe PREP, LLC. All rights reserved.